Mail Stop 3561

October 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Simon Au
President and Chief Financial Officer
Here Enterprises, Inc.
2908-30 Harrison Garden Boulevard
Toronto, Ontario, Canada M2N7A9

> **Re: Here Enterprises, Inc.**
> **Form 10-K for the year ended May 31, 2009**
> **Filed August 31, 2009**
> **File No. 0-52951**

Dear Mr. Au:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 8-Commitment

1. Please expand your disclosures in the notes to the financial statements in future filings to describe the transaction with Magnolia in more detail and to describe the negotiations of the good faith agreement similar to your disclosure on page 4 in the business section. Furthermore, supplementally advise us regarding the current status of your negotiations with Magnolia, and provide us with an update as to if and when the Company expects a transaction with Magnolia to occur. We may have further comment upon receipt of your response.

Item 9A (T), Controls and Procedures

2. We note your disclosure in the third paragraph of this section indicating that your President concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report, although the section titled Management's Report on Internal Control over Financial Reporting indicates otherwise. Your disclosure indicates that material weaknesses existed, and therefore, your internal control over financial reporting was not effective. Therefore, please revise your disclosures in Item 9.A. to indicate that the Company's disclosure controls and procedures were ineffective as of the end of the period covered by the annual report.

3. In addition, we note your disclosure regarding remedial steps planned to address the material weaknesses. However, based on your disclosure in the Business section regarding the contemplated transaction with Magnolia, it appears that all officers and employees will resign from your company in all current capacities. Supplementally advise us and expand your disclosure to indicate remedial steps in light of the contemplated transaction with Magnolia. We may have further comment upon reviewing your response.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief